Emails:

Jan.22, 2022 - ref. We blew past 1st milestone.
Dear <<first name>>

I am happy to report that we had a great week in our crowdfunding campaign: Investments went up 38% (!) in just one week, to $62,000 as of today.

Reaching this level of commitment so early in our campaign is a very good sign of things to come. We've blown out of the water the milestone set by WeFunder (**surpassed it by 19% exactly)** in order to move to step 2 of our funding mission: filing with the Securities & Exchange Commission (SEC) and officially opening ourselves to a larger round.

This is very good news for us all. A larger round means more control of our destiny and assures success in monetizing the large deal we'll roll-out by Spring 2022.

(Note: to our supporters that have not yet linked your bank account nor credit card to the WeFunder platform, we invite you to do it ASAP, as the early bird 20% discount gets passed to the backer that finalizes payment. Access here.)

On the operations side, we're delivering on our promise: we are 70% finished with onboarding our long list of new hotel opt-ins. As mentioned earlier, we're on track to rolling these global brand properties live by Spring.

We're so excited by this roll-out, as we'll have inventory covering pretty much every country in Europe, as well as countries with present-day demand such as Turkey, UAE, South Africa, India, Malaysia, Singapore, China, Mexico, Colombia, and many others...

To conclude -- Dear <<first name>>: All pieces are falling into place as planned. We're on track to a very good year.

With love & care,

PS - Am I pushing it with the notifications? If so, apologies for turning into a spammer! Simply LMK and I remove you. Thx! :)

Yannis Moati - CEO
HotelsByDay

Jan.11, 2022 - ref. 2022 the year we scale.

Hi <<first name>>

Happy 2022!

I'm pleased to share that Christmas delivered for HotelsByDay: a list of hundreds of premium-branded hotels opting into our platform, all planning to go live this spring.

The list spans:
*629 hotels (**direct-connected** for *Availability, Rates, Inventory.*)
*69 countries (that's 61 more than we currently have)
*73% in large cities (market-fit)
*8 new languages (including Chinese & Arabic)

The "**direct-connected**" piece is the exciting part: No more manual onboardings. No more rate & inventory surprises. **Processing anything other than night stays for a global brand is an industry first and will lead to many new opportunities.**

Our business is now ready to scale: At the flick of a switch, live inventory increases 86% Revenues are expected to double, on a trailing 12 months basis, to $6M ARR in GBV.

We've done all the hard work to get here. Soon we will all make returns on our investments, being that we have a sizable latent global demand.

One last obstacle remains, the smallest and simplest hurdle to jump: funding.

<<first name>>, **now is your part in this build-up**: no investment is too big, nor too small. As a matter of fact, the crowdfunding starts with just $350.

Consider investing, today.

2022 is the year we scale this dayroom niche into a legitimate business.
We've dreamt about it for years. Now, the door is open for the taking.

Give us a push to succeed

I am at your complete disposal if you wish to chat further about HotelsByDay. Simply reply to this email and we'll schedule a 1 on 1.

And don't be fooled by the automated distribution: YOU are part of this list because I look forward to having you onboard.

Thank you in advance <<first name>>.

All the best,

PS - Kindly also consider sharing this email with your network. Every act of amplification helps.

Yannis Moati - CEO
[HotelsByDay]

Dec.14, 2021 - Acing the supply & demand part. Need your support today
Hi <<First Name>>,

We're LIVE with our crowdfunding campaign:
https://wefunder.com/hotelsbyday

1) Why NOW's a good time to invest in us:

a). The **future of work** is at our doorstep: With our strong network of 1500 elegant hotels providing **workspaces**, parking spots, cabanas and more, our service is becoming a perfect 3rd location for work.

b). We live in an **experiential economy**: The idea of 'mini-breaks' or 'daycations' pampered with hotel amenities (pool, spa, cozy room for a few hours) is increasingly popular.

c). **We signed a deal with one of the largest hotel brands in the world.**
This deal will massively impact our inventory footprint, easing our customer conversion rates. And best of all, this deal is predicated on direct connectivity!
--- yes, you read it well: after 7 hard laborious years, our model is now finally ready to scale at lightning speed.

New players will need as much time to get access to the golden gates of direct connectivity. Time is our moat.

d). **All our KPIs are in the green:**
- We broke our booking ceiling with record sales for the past 2 quarters in a row.
- We **quadrupled** the number of loyalty guests signing up for loyalty points.
- We **doubled** in activity in our points redemptions program (saving on CAC).

And we're now gearing ourselves in offering our services to the Inc.5000 of America.

<<First Name>>, **now more than ever, our company is positioned to grow fast!**

2) WHY we're the right team:

We've learned to bootstrap our company for years, turning frugal investments into second nature, proving that we're good stewards of your money.

Our partners truly appreciate and respect the work we do for them thanks to our deeply rooted mission statement anchored in our team's heart.

<u>3) What we're asking:</u>
To give you a perspective: If everyone in our investor network would commit $2,000 right now, we would reach our goal of $650,000 immediately.

Yet, the minimum investment is set at a low bar so that we harness a network effect and build a stronger community.

Now's the time. We have all the elements to IPO in +/- 5 years.
We look forward to your participation: https://wefunder.com/hotelsbyday

Thank you in advance & happy holidays!
May 2022 be an abundant year for us all.

Yannis Moati & The HotelsByDay Team.
HotelsByDay


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We blew past our first milestone!
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Blew past 1st milestone.

Yannis Moati

CEO of HotelsByDay (we're crowdfunding!) #TravelTech, #PropTech, #Marketp...

1w • Edited •

We are ramping 750+ new properties already as a part of our announced 2022 expansion 🚀🚀

https://lnkd.in/g3DfRp7t

#realestate #hotelindustry #hotelrevenue #crowdfunding #crowdfundingcampaign #crowdinvesting #hotels #startupgrowth #unlockyourday #startups


We're on Wefunder.
Join us in shaping the future
of Work & Play.

2022: the year we scale.

wefunder.com • 2 min read

Felicia Spears and 23 others

1 comment • 2 shares

Yannis Moati

CEO @HotelsByDay (we're crowdfunding!) #TravelTech, #PropTech, #Marketp...

1mo • Edited •

Everyone in my network is well aware by now: The team at HotelsByDay is hard at work in monetizing idle real estate by offering daytime experiences at elegant hotels, from hourly rooms, to workspaces, to pool passes. It's the next big thing in the #experientialeconomy for both Leisure + #FutureofWork.

We'll be adding major pipeline of new properties in 2022.

So here is the chance to all my LinkedIn peeps that believe in us, believe in our Why, How, What, to join us.

Now open for crowdfunding: https://lnkd.in/dqJ y3U

#crowdfunding #futureofworking #ondemandoffice #CRE #worklifebalance #workingfromhome #futureofwork #unlockyourday #hotels #hotelrevenue #hotelrevenuemanagement #thegreatresignation #thegreatreshuffle #investingideas #investmentrealestate #investmentopportunities #crowdfundingproject #crowdfundingcampaign



2 Consecutive Record Quarters Sales
2017 Shark Tank Bump
2018
2021 Broke Ceiling
2016 Launched Night+Day FlexBook
2019 1st Gen Tech Failing
2020

HotelsByDay

1,130 followers

1w • Edited •

HotelsByDay is the leading destination offering private daytime experiences at elegant hotels, from hourly rooms, to workspaces, to pool passes. It's the next big thing in the #experientialeconomy for both Leisure + #FutureofWork

We are adding major pipeline of new properties in 2022.



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